FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated October 9, 2009 regarding announcement on outcome of tender offer relating to Hitachi Information Systems shares

2.	Press release dated October 9, 2009 regarding announcement on outcome of tender offer relating to Hitachi Software Engineering shares

3.	Press release dated October 9, 2009 regarding announcement on outcome of tender offer relating to Hitachi Systems & Services shares

4.	Press release dated October 9, 2009 regarding announcement on outcome of tender offer relating to Hitachi Plant Technologies shares etc.

5.	Press release dated October 9, 2009 regarding announcement on outcome of tender offer relating to Hitachi Maxell shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date October 13, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Outcome of Tender Offer

Relating to Hitachi Information Systems Shares

Tokyo, October 9, 2009 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501/ “Hitachi”) today announced the outcome of the tender offer for the common stock of Hitachi Information Systems, Ltd. (TSE: 9741/ “Hitachi Information Systems”) (the “Tender Offer”), which was commenced on August 20, 2009, and was ended on October 8, 2009. Hitachi had decided to acquire Hitachi Information Systems shares by way of the Tender Offer on July 28, 2009.

1. Outline of the Tender Offer

(1) Company Name and Location of the Tender Offeror

Hitachi, Ltd.

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(2) Name of the Target Company

Hitachi Information Systems, Ltd.

(3) Class of Shares Purchased

Common Stock

(4) Number of Shares to Be Purchased

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
20,905,832 shares	— shares	— shares

Notes:

*1:	As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, all of the tendered shares will be purchased.
*2:	Less-than-one-unit shares (tangen-miman-kabushiki) are also eligible for the Tender Offer. In addition, Hitachi Information Systems may purchase its own shares during the Tender Offer Period, pursuant to applicable laws and regulations, if shareholders owning less-than-one-unit shares exercise their right to request purchase of their shares in accordance with the relevant provisions of the Companies Act.
*3:	Hitachi does not intend to acquire treasury stock held by Hitachi Information Systems through the Tender Offer.
*4:	The maximum number of shares of Hitachi Information Systems to be acquired by Hitachi through the Tender Offer is stated in the “Number of Shares to Be Purchased.” This number indicates Hitachi Information Systems shares (20,905,832 shares) that are to be obtained by deducting the total of the number of shares held by Hitachi as of the submission date of the Tender Offer Registration Statement (22,315,000 shares) and the number of shares of treasury stock held by Hitachi Information Systems as of June 30, 2009 (523 shares), from the total number of issued shares of Hitachi Information Systems as of June 30, 2009 (43,221,355 shares), which are stated in the First Quarterly Report of the 51st term filed by Hitachi Information Systems on August 7, 2009.

(5) Tender Offer Period

From Thursday, August 20, 2009 to Thursday, October 8, 2009 (both inclusive) (33 business days)

(6) Tender Offer Price

¥2,900 per share of common stock

2. Outcome of the Tender Offer

(1) Completion of the Tender Offer

As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, all of the tendered shares will be purchased.

(2) Date of Public Notice of the Outcome of the Tender Offer and the Name of the Newspapers in which the Public Notice Was Posted

Pursuant to the provisions of Article 27-13, Paragraph 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948; including amendment thereof; the “Law”), Hitachi publicly announced the outcome of the Tender Offer to the media at Tokyo Stock Exchange, Inc. on October 9, 2009, in accordance with the manner prescribed by the provisions of Article 9-4 of the Enforcement Regulations of the Financial Instruments and Exchange Law (Regulation No. 321 of 1965; including amendment thereof) and of Article 30-2 of the Cabinet Office Ordinance regarding Disclosure of Tender Offers for Shares, etc., by Entities Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990; including amendment thereof; the “Ordinance”).

(3) Number of Shares Purchased

Class of shares	Number of subscriptions in terms of shares	Number of purchases in terms of shares

Shares	19,889,383 shares	19,889,383 shares

Stock acquisition rights	— shares	— shares

Bonds with Stock Acquisition Rights	— shares	— shares

Trust beneficiary certificates for the shares ( )	— shares	— shares

Depository receipts for the shares ( )	— shares	— shares

Total	19,889,383 shares	19,889,383 shares

(Total of shares to be diluted)	— shares	(— shares	)

(4) Changes in the Shareholdings due to the Tender Offer

Number of voting rights represented by shares held by the Tender Offeror immediately before the Tender Offer	223,150 units	(Shareholdings immediately before the Tender Offer: 51.63%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	— units	(Shareholdings immediately before the Tender Offer: — %)

Number of voting rights represented by shares held by the Tender Offeror immediately after the Tender Offer	422,043 units	(Shareholdings after the Tender Offer: 97.65%)

Number of voting rights represented by shares held by Special Related Parties immediately after the Tender Offer	— units	(Shareholdings after the Tender Offer: — %)

Total number of voting rights held by all the shareholders in the Target Company	432,171 units

Notes:

*1:	The “Shareholdings immediately before the Tender Offer” was calculated using the “Total number of voting rights held by all the shareholders in the Target Company” as the denominator.
*2:	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” and the “Number of voting rights represented by shares held by Special Related Parties immediately after the Tender Offer” represent the total of voting rights relating to shares held by respective Special Related Parties. Provided, however, that such Special Related Parties shall exclude those to be excluded from the category of Special Related Parties in accordance with Article 3, Paragraph 2, Item 1 of the Ordinance in calculating the shareholdings, as set forth in the respective items of Article 27-2, Paragraph 1 of the Law.
*3:	The “Total number of voting rights held by all the shareholders in the Target Company” (100 shares represent the number of shares per unit (tangen)) indicates the number of voting rights of all the shareholders of Hitachi Information Systems as of June 30, 2009, which is stated in the First Quarterly Report of the 51st term filed by Hitachi Information Systems on August 7, 2009. Because all the shares issued by Hitachi Information Systems (exclusive of treasury stock held by Hitachi Information Systems) were subject to the Tender Offer, the “Shareholdings after the Tender Offer” was calculated using the number of voting rights (432,208 units) relating to the number of shares of Hitachi Information Systems (43,220,832 shares)—which corresponds to the number derived by deducting the number of shares of treasury stock held by Hitachi Information Systems as of June 30, 2009 (523 shares) stated in said Quarterly Report from the total number of issued shares of Hitachi Information Systems as of June 30, 2009 (43,221,355 shares) stated in said Quarterly Report—as the denominator.
*4:	The figures in the “Shareholdings immediately before the Tender Offer” and the “Shareholdings after the Tender Offer” were rounded to two decimal places.

(5) Calculation Method for Settlement Matters on a Pro Rata Basis

Not applicable

(6) Method of Settlement

1) Name and Location of Head Office of Securities Companies/Banks, etc., in Charge of Settlement

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

JOINVEST Securities Co., Ltd. (Sub-Agent)

15-1, Konan 2-chome, Minato-ku, Tokyo

2) Commencement Date of Settlement

Friday, October 16, 2009

3) Method of Settlement

With respect to tendering shareholders through the Tender Offer Agent, upon expiration of the Tender Offer Period, Hitachi will, without delay, send notice of the Tender Offer purchases to the addresses of tendering shareholders (in the case of a foreign resident who does not hold a working account with the Tender Offer Agent (including the case of an institutional shareholder), to its standing proxy). With respect to tendering shareholders through JOINVEST Securities Co., Ltd., the Sub-Agent, the notice will be delivered in accordance with the method described on the Sub-Agent’s website (https://www.joinvest.jp/).

Purchases will be made in cash. Payment for purchased shares will be made by means of remittance, etc., in accordance with the instructions of tendering shareholders. (Fees may be incurred for remitting payment.)

3. Management Policy and Outlook after the Tender Offer

The management policy after completion of the Tender Offer is the same as Hitachi’s news release on July 28, 2009 titled “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Information Systems.”

The expected impact of the Tender Offer on the Hitachi Group’s business results will be announced as soon as it is determined.

4. Locations Where Copies of the Tender Offer Report Are Available

Hitachi, Ltd.

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Tokyo Stock Exchange, Inc.

2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces Outcome of Tender Offer

Relating to Hitachi Software Engineering Shares

Tokyo, October 9, 2009—Hitachi, Ltd. (NYSE: HIT / TSE: 6501 / “Hitachi”) today announced the outcome of the tender offer for the common stock of Hitachi Software Engineering Co., Ltd. (TSE: 9694 / “Hitachi Software Engineering”) (the “Tender Offer”), which was commenced on August 20, 2009, and was ended on October 8, 2009. Hitachi had decided to acquire Hitachi Software Engineering shares by way of the Tender Offer on July 28, 2009.

1. Outline of the Tender Offer

(1) Company Name and Location of the Tender Offeror

Hitachi, Ltd.

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(2) Name of the Target Company

Hitachi Software Engineering Co., Ltd.

(3) Class of Shares Purchased

Common Stock

(4) Number of Shares to Be Purchased

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
29,684,594 shares	— shares	— shares

Notes:

*1:	As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, all of the tendered shares will be purchased.
*2:	Less-than-one-unit shares (tangen-miman-kabushiki) are also eligible for the Tender Offer. In addition, Hitachi Software Engineering may purchase its own shares during the Tender Offer Period, pursuant to applicable laws and regulations, if shareholders owning less-than-one-unit shares exercise their right to request purchase of their shares in accordance with the relevant provisions of the Companies Act.
*3:	Hitachi does not intend to acquire treasury stock held by Hitachi Software Engineering through the Tender Offer.
*4:	The maximum number of shares of Hitachi Software Engineering to be acquired by Hitachi through the Tender Offer is stated in the “Number of Shares to Be Purchased.” This number indicates Hitachi Software Engineering shares (29,684,594 shares) that are to be obtained by deducting the total of the number of shares held by Hitachi as of the submission date of the Tender Offer Registration Statement (33,107,000 shares) and the number of shares of treasury stock held by Hitachi Software Engineering as of June 30, 2009 (1,687,787 shares), from the total number of issued shares of Hitachi Software Engineering as of June 30, 2009 (64,479,381 shares), which are stated in the First Quarterly Report of the 40th term filed by Hitachi Software Engineering on August 7, 2009.

(5) Tender Offer Period

From Thursday, August 20, 2009 to Thursday, October 8, 2009 (both inclusive) (33 business days)

(6) Tender Offer Price

¥2,650 per share of common stock

2. Outcome of the Tender Offer

(1) Completion of the Tender Offer

As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, all of the tendered shares will be purchased.

(2) Date of Public Notice of the Outcome of the Tender Offer and the Name of the Newspapers in which the Public Notice Was Posted

Pursuant to the provisions of Article 27-13, Paragraph 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948; including amendment thereof; the “Law”), Hitachi publicly announced the outcome of the Tender Offer to the media at Tokyo Stock Exchange, Inc. on October 9, 2009, in accordance with the manner prescribed by the provisions of Article 9-4 of the Enforcement Regulations of the Financial Instruments and Exchange Law (Regulation No. 321 of 1965; including amendment thereof) and of Article 30-2 of the Cabinet Office Ordinance regarding Disclosure of Tender Offers for Shares, etc., by Entities Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990; including amendment thereof; the “Ordinance”).

(3) Number of Shares Purchased

Class of shares	Number of subscriptions in terms of shares	Number of purchases in terms of shares

Shares	27,572,551 shares	27,572,551 shares

Stock acquisition rights	— shares	— shares

Bonds with Stock Acquisition Rights	— shares	— shares

Trust beneficiary certificates for the shares ( )	— shares	— shares

Depository receipts for the shares ( )	— shares	— shares

Total	27,572,551 shares	27,572,551 shares

(Total of shares to be diluted)	— shares	(— shares	)

(4) Changes in the Shareholdings due to the Tender Offer

Number of voting rights represented by shares held by the Tender Offeror immediately before the Tender Offer	331,070 units	(Shareholdings immediately before the Tender Offer: 52.77%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	— units	(Shareholdings immediately before the Tender Offer: — %)

Number of voting rights represented by shares held by the Tender Offeror immediately after the Tender Offer	606,795 units	(Shareholdings after the Tender Offer: 96.64%)

Number of voting rights represented by shares held by Special Related Parties immediately after the Tender Offer	— units	(Shareholdings after the Tender Offer: — %)

Total number of voting rights held by all the shareholders in the Target Company	627,412 units

Notes:

*1:	The “Shareholdings immediately before the Tender Offer” was calculated using the “Total number of voting rights held by all the shareholders in the Target Company” as the denominator.
*2:	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” and the “Number of voting rights represented by shares held by Special Related Parties immediately after the Tender Offer” represent the total of voting rights relating to shares held by respective Special Related Parties. Provided, however, that such Special Related Parties shall exclude those to be excluded from the category of Special Related Parties in accordance with Article 3, Paragraph 2, Item 1 of the Ordinance in calculating the shareholdings, as set forth in the respective items of Article 27-2, Paragraph 1 of the Law.
*3:	The “Total number of voting rights held by all the shareholders in the Target Company” (100 shares represent the number of shares per unit (tangen)) indicates the number of voting rights of all the shareholders of Hitachi Software Engineering as of June 30, 2009, which is stated in the First Quarterly Report of the 40th term filed by Hitachi Software Engineering on August 7, 2009. Because all the shares issued by Hitachi Software Engineering (exclusive of treasury stock held by Hitachi Software Engineering) were subject to the Tender Offer, the “Shareholdings after the Tender Offer” was calculated using the number of voting rights (627,915 units) relating to the number of shares of Hitachi Software Engineering (62,791,594 shares)—which corresponds to the number derived by deducting the number of shares of treasury stock held by Hitachi Software Engineering as of June 30, 2009 (1,687,787 shares) stated in said Quarterly Report from the total number of issued shares of Hitachi Software Engineering as of June 30, 2009 (64,479,381 shares) stated in said Quarterly Report—as the denominator.
*4:	The figures in the “Shareholdings immediately before the Tender Offer” and the “Shareholdings after the Tender Offer” were rounded to two decimal places.

(5) Calculation Method for Settlement Matters on a Pro Rata Basis

Not applicable

(6) Method of Settlement

1) Name and Location of Head Office of Securities Companies/Banks, etc., in Charge of Settlement

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

JOINVEST Securities Co., Ltd. (Sub-Agent)

15-1, Konan 2-chome, Minato-ku, Tokyo

2) Commencement Date of Settlement

Friday, October 16, 2009

3) Method of Settlement

With respect to tendering shareholders through the Tender Offer Agent, upon expiration of the Tender Offer Period, Hitachi will, without delay, send notice of the Tender Offer purchases to the addresses of tendering shareholders (in the case of a foreign resident who does not hold a working account with the Tender Offer Agent (including the case of an institutional shareholder), to its standing proxy). With respect to tendering shareholders through JOINVEST Securities Co., Ltd., the Sub-Agent, the notice will be delivered in accordance with the method described on the Sub-Agent’s website (https://www.joinvest.jp/).

Purchases will be made in cash. Payment for purchased shares will be made by means of remittance, etc., in accordance with the instructions of tendering shareholders. (Fees may be incurred for remitting payment.)

3. Management Policy and Outlook after the Tender Offer

The management policy after completion of the Tender Offer is the same as Hitachi’s news release on July 28, 2009 titled “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Software Engineering.”

The expected impact of the Tender Offer on the Hitachi Group’s business results will be announced as soon as it is determined.

4. Locations Where Copies of the Tender Offer Report Are Available

Hitachi, Ltd.

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Tokyo Stock Exchange, Inc.

2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces Outcome of Tender Offer

Relating to Hitachi Systems & Services Shares

Tokyo, October 9, 2009 — Hitachi, Ltd. (NYSE: HIT/TSE: 6501/“Hitachi”) today announced the outcome of the tender offer for the common stock of Hitachi Systems & Services, Ltd. (TSE: 3735/“Hitachi Systems & Services”) (the “Tender Offer”), which was commenced on August 20, 2009, and was ended on October 8, 2009. Hitachi had decided to acquire Hitachi Systems & Services shares by way of the Tender Offer on July 28, 2009.

1. Outline of the Tender Offer

(1) Company Name and Location of the Tender Offeror

Hitachi, Ltd.

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(2) Name of the Target Company

Hitachi Systems & Services, Ltd.

(3) Class of Shares Purchased

Common Stock

(4) Number of Shares to Be Purchased

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
12,199,774 shares	— shares	— shares

Notes:
*1:	As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, all of the tendered shares will be purchased.
*2:	Less-than-one-unit shares (tangen-miman-kabushiki) are also eligible for the Tender Offer. In addition, Hitachi Systems & Services may purchase its own shares during the Tender Offer Period, pursuant to applicable laws and regulations, if shareholders owning less-than-one-unit shares exercise their right to request purchase of their shares in accordance with the relevant provisions of the Companies Act.
*3:	Hitachi does not intend to acquire treasury stock held by Hitachi Systems & Services through the Tender Offer.
*4:	The maximum number of shares of Hitachi Systems & Services to be acquired by Hitachi through the Tender Offer is stated in the “Number of Shares to Be Purchased.” This number indicates Hitachi Systems & Services shares (12,199,774 shares) that are to be obtained by deducting the total of the number of shares held by Hitachi as of the submission date of the Tender Offer Registration Statement (12,800,000 shares) and the number of shares of treasury stock held by Hitachi Systems & Services as of June 30, 2009 (226 shares), from the total number of issued shares of Hitachi Systems & Services as of June 30, 2009 (25,000,000 shares), which are stated in the First Quarterly Report of the 32nd term filed by Hitachi Systems & Services on August 13, 2009.

(5) Tender Offer Period

From Thursday, August 20, 2009 to Thursday, October 8, 2009 (both inclusive) (33 business days)

(6) Tender Offer Price

¥2,150 per share of common stock

2. Outcome of the Tender Offer

(1) Completion of the Tender Offer

As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, all of the tendered shares will be purchased.

(2) Date of Public Notice of the Outcome of the Tender Offer and the Name of the Newspapers in which the Public Notice Was Posted

Pursuant to the provisions of Article 27-13, Paragraph 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948; including amendment thereof; the “Law”), Hitachi publicly announced the outcome of the Tender Offer to the media at Tokyo Stock Exchange, Inc. on October 9, 2009, in accordance with the manner prescribed by the provisions of Article 9-4 of the Enforcement Regulations of the Financial Instruments and Exchange Law (Regulation No. 321 of 1965; including amendment thereof) and of Article 30-2 of the Cabinet Office Ordinance regarding Disclosure of Tender Offers for Shares, etc., by Entities Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990; including amendment thereof; the “Ordinance”).

(3) Number of Shares Purchased

Class of shares	Number of subscriptions in terms of shares	Number of purchases in terms of shares

Shares	11,856,915 shares	11,856,915 shares

Stock acquisition rights	— shares	— shares

Bonds with Stock Acquisition Rights	— shares	— shares

Trust beneficiary certificates for the shares ( )	— shares	— shares

Depository receipts for the shares ( )	— shares	— shares

Total	11,856,915 shares	11,856,915 shares

(Total of shares to be diluted)	— shares	(— shares	)

(4) Changes in the Shareholdings due to the Tender Offer

Number of voting rights represented by shares held by the Tender Offeror immediately before the Tender Offer	128,000 units	(Shareholdings immediately before the Tender Offer: 51.20%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	— units	(Shareholdings immediately before the Tender Offer: — %)

Number of voting rights represented by shares held by the Tender Offeror immediately after the Tender Offer	246,569 units	(Shareholdings after the Tender Offer: 98.63%)

Number of voting rights represented by shares held by Special Related Parties immediately after the Tender Offer	— units	(Shareholdings after the Tender Offer: — %)

Total number of voting rights held by all the shareholders in the Target Company	249,980 units

Notes:

*1:	The “Shareholdings immediately before the Tender Offer” was calculated using the “Total number of voting rights held by all the shareholders in the Target Company” as the denominator.
*2:	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” and the “Number of voting rights represented by shares held by Special Related Parties immediately after the Tender Offer” represent the total of voting rights relating to shares held by respective Special Related Parties. Provided, however, that such Special Related Parties shall exclude those to be excluded from the category of Special Related Parties in accordance with Article 3, Paragraph 2, Item 1 of the Ordinance in calculating the shareholdings, as set forth in the respective items of Article 27-2, Paragraph 1 of the Law.
*3:	The “Total number of voting rights held by all the shareholders in the Target Company” (100 shares represent the number of shares per unit (tangen)) indicates the number of voting rights of all the shareholders of Hitachi Systems & Services as of June 30, 2009, which is stated in the First Quarterly Report of the 32nd term filed by Hitachi Systems & Services on August 13, 2009. Because all the shares issued by Hitachi Systems & Services (exclusive of treasury stock held by Hitachi Systems & Services) were subject to the Tender Offer, the “Shareholdings after the Tender Offer” was calculated using the number of voting rights (249,997 units) relating to the number of shares of Hitachi Systems & Services (24,999,774 shares)—which corresponds to the number derived by deducting the number of shares of treasury stock held by Hitachi Systems & Services as of June 30, 2009 (226 shares) stated in said Quarterly Report from the total number of issued shares of Hitachi Systems & Services as of June 30, 2009 (25,000,000 shares) stated in said Quarterly Report—as the denominator.
*4:	The figures in the “Shareholdings immediately before the Tender Offer” and the “Shareholdings after the Tender Offer” were rounded to two decimal places.

(5) Calculation Method for Settlement Matters on a Pro Rata Basis

Not applicable

(6) Method of Settlement

1) Name and Location of Head Office of Securities Companies/Banks, etc., in Charge of Settlement

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

JOINVEST Securities Co., Ltd. (Sub-Agent)

15-1, Konan 2-chome, Minato-ku, Tokyo

2) Commencement Date of Settlement

Friday, October 16, 2009

3) Method of Settlement

With respect to tendering shareholders through the Tender Offer Agent, upon expiration of the Tender Offer Period, Hitachi will, without delay, send notice of the Tender Offer purchases to the addresses of tendering shareholders (in the case of a foreign resident who does not hold a working account with the Tender Offer Agent (including the case of an institutional shareholder), to its standing proxy). With respect to tendering shareholders through JOINVEST Securities Co., Ltd., the Sub-Agent, the notice will be delivered in accordance with the method described on the Sub-Agent’s website (https://www.joinvest.jp/).

Purchases will be made in cash. Payment for purchased shares will be made by means of remittance, etc., in accordance with the instructions of tendering shareholders. (Fees may be incurred for remitting payment.)

3. Management Policy and Outlook after the Tender Offer

The management policy after completion of the Tender Offer is the same as Hitachi’s news release on July 28, 2009 titled “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Systems & Services.”

The expected impact of the Tender Offer on the Hitachi Group’s business results will be announced as soon as it is determined.

4. Locations Where Copies of the Tender Offer Report Are Available

Hitachi, Ltd.

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Tokyo Stock Exchange, Inc.

2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces Outcome of Tender Offer

Relating to Hitachi Plant Technologies Shares etc.

Tokyo, October 9, 2009 — Hitachi, Ltd. (NYSE: HIT/TSE: 6501 “Hitachi”) today announced the outcome of the tender offer for the common stock and stock acquisition rights of Hitachi Plant Technologies, Ltd. (TSE: 1970 “Hitachi Plant Technologies”) (the “Tender Offer”), which was commenced on August 20, 2009, and was ended on October 8, 2009. Hitachi had decided to acquire Hitachi Plant Technologies shares etc. by way of the Tender Offer on July 28, 2009.

1. Outline of the Tender Offer

(1) Company Name and Location of the Tender Offeror

Hitachi, Ltd.

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(2) Name of the Target Company

Hitachi Plant Technologies, Ltd.

(3) Class of Shares Purchased

1) Common Stock

2) Stock Acquisition Rights

a	:	Stock acquisition rights that were issued pursuant to the resolutions adopted at the Hitachi Plant Technologies Ordinary General Meeting of Shareholders held on June 29, 2005, and the Hitachi Plant Technologies Board of Directors’ meeting held on July 25, 2005 (the “3rd Stock Acquisition Rights”)

b	:	Stock acquisition rights that were issued pursuant to the resolution adopted at the Hitachi Plant Technologies Board of Directors’ meeting held on November 27, 2006 (the “FY2006 Stock Acquisition Rights”; collectively the “Stock Acquisition Rights” together with the “3rd Stock Acquisition Rights”)

(4) Number of Shares to Be Purchased

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased

63,145,746 shares	— shares	— shares

Notes:

*1:	As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, all of the tendered shares will be purchased.
*2:	Less-than-one-unit shares (tangen-miman-kabushiki) are also eligible for the Tender Offer. In addition, Hitachi Plant Technologies may purchase its own shares during the Tender Offer Period, pursuant to applicable laws and regulations, if shareholders owning less-than-one-unit shares exercise their right to request purchase of their shares in accordance with the relevant provisions of the Companies Act.
*3:	Hitachi does not intend to acquire treasury stock held by Hitachi Plant Technologies through the Tender Offer.
*4:	The maximum number of shares of Hitachi Plant Technologies to be acquired by Hitachi through the Tender Offer (in terms of shares) is stated in the “Number of Shares to be Purchased.” This number indicates the Hitachi Plant Technologies shares (63,145,746 shares) that are to be obtained by deducting the total of the number of shares held by Hitachi as of the submission date of the Tender Offer Registration Statement (133,276,584 shares) and the number of shares of treasury stock held by Hitachi Plant Technologies as of June 30, 2009 (1,031,568 shares, which is stated in the closing of accounts information for the first quarter for the year ending March 31, 2010, released on July 28, 2009. Because the number of shares of treasury stock above as of June 30, 2009, is stated only in thousands in the Quarterly Report, the number of shares of treasury stock held by Hitachi Plant Technologies as of the same date, or 1,031,568 shares, in the above closing of accounts information for the first quarter is herein adopted), from the sum of the total number of issued shares of Hitachi Plant Technologies as of June 30, 2009 (195,590,898 shares), which are stated in the First Quarterly Report of the 115th term filed by Hitachi Plant Technologies on August 7, 2009, and the number of Hitachi Plant Technologies shares (1,863,000 shares), which is stated in said Quarterly Report as the objective being subject to the Stock Acquisition Rights that existed as of June 30, 2009 (inclusive of the shares having been issued or transferred as a result of the exercise of the Stock Acquisition Rights on and after June 30, 2009, by the last date of the Tender Offer Period).
*5:	Although the Stock Acquisition Rights may have been exercised by the end of the Tender Offer Period, the shares of Hitachi Plant Technologies issued or transferred as a result of such exercise of rights are also eligible for the Tender Offer.

(5) Tender Offer Period

From Thursday, August 20, 2009 to Thursday, October 8, 2009 (both inclusive) (33 business days)

(6) Tender Offer Price

1)	¥610 per share of common stock

2)	¥1 per right of 3rd Stock Acquisition Rights
¥1 per right of FY2006 Stock Acquisition Rights

2. Outcome of the Tender Offer

(1) Completion of the Tender Offer

As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, all of the tendered shares will be purchased.

(2) Date of Public Notice of the Outcome of the Tender Offer and the Name of the Newspapers in which the Public Notice Was Posted

Pursuant to the provisions of Article 27-13, Paragraph 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948; including amendment thereof; the “Law”), Hitachi publicly announced the outcome of the Tender Offer to the media at Tokyo Stock Exchange, Inc. on October 9, 2009, in accordance with the manner prescribed by the provisions of Article 9-4 of the Enforcement Regulations of the Financial Instruments and Exchange Law (Regulation No. 321 of 1965; including amendment thereof) and of Article 30-2 of the Cabinet Office Ordinance regarding Disclosure of Tender Offers for Shares, etc., by Entities Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990; including amendment thereof; the “Ordinance”).

(3) Number of Shares Purchased

Class of shares	Number of subscriptions in terms of shares	Number of purchases in terms of shares

Shares	50,457,134 shares	50,457,134 shares

Stock acquisition rights	— shares	— shares

Bonds with Stock Acquisition Rights	— shares	— shares

Trust beneficiary certificates for the shares ( )	— shares	— shares

Depository receipts for the shares ( )	— shares	— shares

Total	50,457,134 shares	50,457,134 shares

(Total of shares to be diluted)	— shares	(— shares)

(4) Changes in the Shareholdings due to the Tender Offer

Number of voting rights represented by shares held by the Tender Offeror immediately before the Tender Offer	133,276 units	(Shareholdings immediately before the Tender Offer: 69.07%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	1,107 units	(Shareholdings immediately before the Tender Offer: 0.57%)

Number of voting rights represented by shares held by the Tender Offeror immediately after the Tender Offer	183,733 units	(Shareholdings after the Tender Offer: 93.54%)

Number of voting rights represented by shares held by Special Related Parties immediately after the Tender Offer	— units	(Shareholdings after the Tender Offer: — %)

Total number of voting rights held by all the shareholders in the Target Company	192,965 units

Notes:

*1:	The “Shareholdings immediately before the Tender Offer” was calculated using the “Total number of voting rights held by all the shareholders in the Target Company” as the denominator.
*2:	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” and the “Number of voting rights represented by shares held by Special Related Parties immediately after the Tender Offer” represent the total of voting rights relating to shares held by respective Special Related Parties. Provided, however, that such Special Related Parties shall exclude those to be excluded from the category of Special Related Parties in accordance with Article 3, Paragraph 2, Item 1 of the Ordinance in calculating the shareholdings, as set forth in the respective items of Article 27-2, Paragraph 1 of the Law.
*3:	The “Total number of voting rights held by all the shareholders in the Target Company” (1,000 shares represent the number of shares per unit (tangen)) indicates the number of voting rights of all the shareholders of Hitachi Plant Technologies as of March 31, 2009, which is stated in the First Quarterly Report of the 115th term filed by Hitachi Plant Technologies on August 7, 2009. Because Hitachi has not set the maximum limit to the number of shares to be purchased in the Tender Offer, and all the shares issued by Hitachi Plant Technologies (exclusive of treasury stock held by Hitachi Plant Technologies but inclusive of Hitachi Plant Technologies shares issued or transferred as a result of the Stock Acquisition Rights exercised by the last date of the Tender Offer Period) and the Stock Acquisition Rights were subject to the Tender Offer, the “Shareholdings after the Tender Offer” was calculated using the number of voting rights (196,422 units) for the number of shares of Hitachi Plant Technologies (196,422,330 shares)—which corresponds to the number obtained by adding the number of Hitachi Plant Technologies shares subject to the Stock Acquisition Rights as of June 30, 2009 as stated in said Quarterly Report (inclusive of the shares having been issued or transferred as a result of the exercise of the Stock Acquisition Rights on and after June 30, 2009, by the last date of the Tender Offer Period) (1,863,000 shares) to the total number of issued shares of Hitachi Plant Technologies as of June 30, 2009 stated in said Quarterly Report (195,590,898 shares) and subtracting the number of shares of treasury stock held by Hitachi Plant Technologies as of June 30, 2009 as stated in said Quarterly Report (1,031,568 shares, which is stated in the closing of accounts information for the first quarter for the year ending March 31, 2010, released on July 28, 2009; Because the number of shares of treasury stock held by Hitachi Plant Technologies as of June 30, 2009 is stated only in thousands in the above Quarterly Report, the number of shares of treasury stock held by Hitachi Plant Technologies as of the same date, or 1,031,568 shares, which is stated in the above closing of accounts information for the first quarter is herein adopted)—as the denominator.
*4:	The figures in the “Shareholdings immediately before the Tender Offer” and the “Shareholdings after the Tender Offer” were rounded to two decimal places.

(5) Calculation Method for Settlement Matters on a Pro Rata Basis

Not applicable

(6) Method of Settlement

1) Name and Location of Head Office of Securities Companies/Banks, etc., in Charge of Settlement

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

JOINVEST Securities Co., Ltd. (Sub-Agent)

15-1, Konan 2-chome, Minato-ku, Tokyo

2) Commencement Date of Settlement

Friday, October 16, 2009

3) Method of Settlement

With respect to tendering shareholders through the Tender Offer Agent, upon expiration of the Tender Offer Period, Hitachi will, without delay, send notice of the Tender Offer purchases to the addresses of tendering shareholders (in the case of a foreign resident who does not hold a working account with the Tender Offer Agent (including the case of an institutional shareholder), to its standing proxy). With respect to tendering shareholders through JOINVEST Securities Co., Ltd., the Sub-Agent, the notice will be delivered in accordance with the method described on the Sub-Agent’s website (https://www.joinvest.jp/).

Purchases will be made in cash. Payment for purchased shares will be made by means of remittance, etc., in accordance with the instructions of tendering shareholders. (Fees may be incurred for remitting payment.)

3. Management Policy and Outlook after the Tender Offer

The management policy after completion of the Tender Offer is the same as Hitachi’s news release on July 28, 2009 titled “Hitachi to Commence Tender Offer for the Shares etc. of its Subsidiary, Hitachi Plant Technologies.”

The expected impact of the Tender Offer on the Hitachi Group’s business results will be announced as soon as it is determined.

4. Locations Where Copies of the Tender Offer Report Are Available

Hitachi, Ltd.

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Tokyo Stock Exchange, Inc.

2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

Osaka Securities Exchange Co., Ltd.

8-16, Kitahama 1-chome, Chuo-ku, Osaka

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces Outcome of Tender Offer

Relating to Hitachi Maxell Shares

Tokyo, October 9, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced the outcome of the tender offer for the common stock of Hitachi Maxell, Ltd. (TSE:6810) (the “Tender Offer”), which was commenced on August 20, 2009, and was ended on October 8, 2009. Hitachi had decided to acquire Hitachi Maxell shares by way of the Tender Offer on July 28, 2009.

1. Outline of the Tender Offer

(1) Company Name and Location of the Tender Offeror

Hitachi, Ltd.

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(2) Name of the Target Company

Hitachi Maxell, Ltd.

(3) Class of Shares Purchased

Common Stock

(4) Number of Shares to Be Purchased

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
44,928,859 shares	— shares	— shares

Notes:

*1:	As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, all of the tendered shares will be purchased.
*2:	Less-than-one-unit shares (tangen-miman-kabushiki) are also eligible for the Tender Offer. In addition, Hitachi Maxell may purchase its own shares during the Tender Offer Period, pursuant to applicable laws and regulations, if shareholders owning less-than-one-unit shares exercise their right to request purchase of their shares in accordance with the relevant provisions of the Companies Act.
*3:	Hitachi does not intend to acquire treasury stock held by Hitachi Maxell through the Tender Offer.
*4:	The maximum number of shares of Hitachi Maxell to be acquired by Hitachi through the Tender Offer is stated in the “Number of Shares to Be Purchased.” This number indicates Hitachi Maxell shares (44,928,859 shares) that are to be obtained by deducting the total of the number of shares held by Hitachi as of the submission date of the Tender Offer Registration Statement (51,132,131 shares) and the number of shares of treasury stock held by Hitachi Maxell as of June 30, 2009 (3,471,143 shares), from the total number of issued shares of Hitachi Maxell as of June 30, 2009 (99,532,133 shares), which are stated in the First Quarterly Report of the 64th term filed by Hitachi Maxell on August 6, 2009.

(5) Tender Offer Period

From Thursday, August 20, 2009 to Thursday, October 8, 2009 (both inclusive) (33 business days)

(6) Tender Offer Price

¥1,740 per share of common stock

2. Outcome of the Tender Offer

(1) Completion of the Tender Offer

As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, all of the tendered shares will be purchased.

(2) Date of Public Notice of the Outcome of the Tender Offer and the Name of the Newspapers in which the Public Notice Was Posted

Pursuant to the provisions of Article 27-13, Paragraph 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948; including amendment thereof; the “Law”), Hitachi publicly announced the outcome of the Tender Offer to the media at Tokyo Stock Exchange, Inc. on October 9, 2009, in accordance with the manner prescribed by the provisions of Article 9-4 of the Enforcement Regulations of the Financial Instruments and Exchange Law (Regulation No. 321 of 1965; including amendment thereof) and of Article 30-2 of the Cabinet Office Ordinance regarding Disclosure of Tender Offers for Shares, etc., by Entities Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990; including amendment thereof; the “Ordinance”).

(3) Number of Shares Purchased

Class of shares	Number of subscriptions in terms of shares	Number of purchases in terms of shares

Shares	39,421,223 shares	39,421,223 shares

Stock acquisition rights	— shares	— shares

Bonds with Stock Acquisition Rights	— shares	— shares

Trust beneficiary certificates for the shares ( )	— shares	— shares

Depository receipts for the shares ( )	— shares	— shares

Total	39,421,223 shares	39,421,223 shares

(Total of shares to be diluted)	— shares	(— shares	)

(4) Changes in the Shareholdings due to the Tender Offer

Number of voting rights represented by shares held by the Tender Offeror immediately before the Tender Offer	511,321 units	(Shareholdings immediately before the Tender Offer: 53.25%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	— units	(Shareholdings immediately before the Tender Offer: — %)

Number of voting rights represented by shares held by the Tender Offeror immediately after the Tender Offer	905,533 units	(Shareholdings after the Tender Offer: 94.27%)

Number of voting rights represented by shares held by Special Related Parties immediately after the Tender Offer	— units	(Shareholdings after the Tender Offer: — %)

Total number of voting rights held by all the shareholders in the Target Company	960,161 units

Notes:

*1:	The “Shareholdings immediately before the Tender Offer” was calculated using the “Total number of voting rights held by all the shareholders in the Target Company” as the denominator.
*2:	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” and the “Number of voting rights represented by shares held by Special Related Parties immediately after the Tender Offer” represent the total of voting rights relating to shares held by respective Special Related Parties. Provided, however, that such Special Related Parties shall exclude those to be excluded from the category of Special Related Parties in accordance with Article 3, Paragraph 2, Item 1 of the Ordinance in calculating the shareholdings, as set forth in the respective items of Article 27-2, Paragraph 1 of the Law.
*3:	The “Total number of voting rights held by all the shareholders in the Target Company” (100 shares represent the number of shares per unit (tangen)) indicates the number of voting rights of all the shareholders of Hitachi Maxell as of March 31, 2009, which is stated in the First Quarterly Report of the 64th term filed by Hitachi Maxell on August 6, 2009. Because all the shares issued by Hitachi Maxell (exclusive of treasury stock held by Hitachi Maxell) were subject to the Tender Offer, the “Shareholdings after the Tender Offer” was calculated using the number of voting rights (960,609 units) relating to the number of shares of Hitachi Maxell (96,060,990 shares), which derived by deducting the number of shares of treasury stock held by Hitachi Maxell as of June 30, 2009 (3,471,143 shares) stated in said Quarterly Report from the total number of issued shares of Hitachi Maxell as of June 30, 2009 (99,532,133 shares), which are stated in said Quarterly Report, as the denominator.
*4:	The figures in the “Shareholdings immediately before the Tender Offer” and the “Shareholdings after the Tender Offer” were rounded to two decimal places.

(5) Calculation Method for Settlement Matters on a Pro Rata Basis

Not applicable

(6) Method of Settlement

1) Name and Location of Head Office of Securities Companies/Banks, etc., in Charge of Settlement

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

JOINVEST Securities Co., Ltd. (Sub-Agent)

15-1, Konan 2-chome, Minato-ku, Tokyo

2) Commencement Date of Settlement

Friday, October 16, 2009

3) Method of Settlement

With respect to tendering shareholders through the Tender Offer Agent, upon expiration of the Tender Offer Period, Hitachi will, without delay, send notice of the Tender Offer purchases to the addresses of tendering shareholders (in the case of a foreign resident who does not hold a working account with the Tender Offer Agent (including the case of an institutional shareholder), to its standing proxy). With respect to tendering shareholders through JOINVEST Securities Co., Ltd., the Sub-Agent, the notice will be delivered in accordance with the method described on the Sub-Agent’s website (https://www.joinvest.jp/).

Purchases will be made in cash. Payment for purchased shares will be made by means of remittance, etc., in accordance with the instructions of tendering shareholders. (Fees may be incurred for remitting payment.)

3. Management Policy and Outlook after the Tender Offer

The management policy after completion of the Tender Offer is the same as Hitachi’s news release on July 28, 2009 titled “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Maxell.”

The expected impact of the Tender Offer on the Hitachi Group’s business results will be announced as soon as it is determined.

4. Locations Where Copies of the Tender Offer Report Are Available

Hitachi, Ltd.

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Tokyo Stock Exchange, Inc.

2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

Osaka Securities Exchange Co., Ltd.

8-16, Kitahama 1-chome, Chuo-ku, Osaka

# # #